As filed with the Securities and Exchange Commission on May 26, 2004
                                                      Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts
                                       of
                                NETEASE.COM, INC.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                  CAYMAN ISLAND
            (Jurisdiction of incorporation or organization of issuer)


                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street New York, N.Y. 10286
                                 (212) 495-1727
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             -----------------------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                            New York, New York 10286
                                 (212) 495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                              Peter B. Tisne, Esq.
                           Emmet, Marvin & Martin, LLP
                                  120 Broadway
                            New York, New York 10271
                                 (212) 238-3010

         It is proposed that this filing become effective under Rule 466
                           [X] immediately upon filing
                            [ ] on (Date) at (Time).

      If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
                                                                 Proposed                   Proposed             Amount of
      Title of each class             Amount to be       maximum aggregate price       maximum aggregate       registration
 of Securities to be registered        registered              per unit (1)            offering price (1)           fee
---------------------------------------------------------------------------------------------------------------------------
American Depositary Shares        20,000,000 American             $5.00                  $1,000,000.00            $126.70
evidenced  by American            Depositary Shares
Depositary Receipts, each
American Depositary Share
representing ordinary shares,
par value of $0.0001 each, of
Netease.com, Inc.
---------------------------------------------------------------------------------------------------------------------------

1 For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
                             -----------------------

         The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.          Description of Securities to be Registered
                   ------------------------------------------

                              Cross Reference Sheet

                                                                  Location in Form of Receipt
Item Number and Caption                                           Filed Herewith as Prospectus
-----------------------                                           ----------------------------
1. Name and address of depositary                                 Introductory Article

2. Title of American Depositary Receipts and                      Face of Receipt, top center
identity of  deposited securities

      Terms of Deposit:

      (i) The amount of deposited securities                      Face of Receipt, upper right corner
      represented by one unit of American
      Depositary Receipts

      (ii) The procedure for voting, if any, the                  Articles number 15, 16 and 18
      deposited securities

      (iii) The collection and distribution                       Articles number 4, 12, 13, 15 and  18
      of dividends

      (iv) The transmission of notices, reports                   Articles number 11, 15, 16, 17, 18
      and proxy soliciting material                               and 22

      (v) The sale or exercise of rights                          Articles number 13, 14, 15 and 18

      (vi) The deposit or sale of securities resulting            Articles number 12, 13, 15, 17 and
      from dividends, splits or plans of reorganization           18

      (vii) Amendment, extension or termination of the            Articles number 20 and 21
      deposit agreement

      (viii) Rights of holders of Receipts to inspect the         Article number 11
      transfer books of the depositary and the list of
      holders of Receipts

      (ix) Restrictions upon the right to deposit or              Articles number 2, 3, 4, 5, 6, 8,
      withdraw the underlying securities                          13 and 24

      (x) Limitation upon the liability of the depositary         Articles number 13, 18, 19 and 21


3.  Fees and Charges                                              Articles number 7 and 8

Item - 2.  Available Information
           ---------------------

      Public reports furnished by issuer                          Article number 11

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.   Exhibits
            --------

      a. Form of Deposit Agreement dated as of July 6, 2000, among Netease.com, Inc., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

      b. Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

      c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

      d. Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

      e.    Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.   Undertakings
            ------------

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 26, 2004.



                                        Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, par value $0.0001 each, of Netease.com, Inc.


                                        By:  The Bank of New York,
                                               As Depositary

                                             By:  /s/ Vincent J. Cahill, Jr.
                                                  --------------------------
                                             Name:  Vincent J. Cahill, Jr.
                                             Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, NETEASE.COM, INC. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Beijing, People's Republic of China on May 18, 2004.

                                           NETEASE.COM, INC.


                                           By:   /s/ Denny Lee
                                                 ------------------------------
                                                 Name: Denny Lee
                                                 Title: Chief Financial Officer

      Each person whose signature appears below hereby constitutes and appoints Ted Sun and Denny Lee, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 18, 2004.

/s/ William Ding                        /s/ Denny Lee
----------------------------------      --------------------------------------
Name:  William Ding                     Name:  Denny Lee
Director                                Director (principal financial and
                                        accounting officer)

/s/ Michael Tong                        /s/ Ted Sun
----------------------------------      --------------------------------------
Name:  Michael Tong                     Name:  Ted Sun
Director                                Director (principal executive officer)

/s/ Joseph Tong
----------------------------------      --------------------------------------
Name:  Joseph Tong                      Name:  Donghua Ding
Director                                Director

/s/ Ronald Lee
----------------------------------
Name:  Ronald Lee
Director

/s/ Michael Leung
----------------------------------
Name:  Michael Leung
Director

                     AUTHORIZED UNITED STATES REPRESENTATIVE

THE BANK OF NEW YORK
Authorized U.S. Representative

By: /s/ Vincent J. Cahill, Jr.
------------------------------
Name: Vincent J. Cahill, Jr.
Title:  Vice President

                                INDEX TO EXHIBITS

Exhibit
Number      Exhibit
-------     -------
1           Form  of  Deposit   Agreement  dated  as  of  July  6,  2000,  among
            Netease.com,  Inc.,  The  Bank of New  York as  Depositary,  and all
            Owners  and  Beneficial   Owners  from  time  to  time  of  American
            Depositary Receipts issued thereunder.

4 Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5           Certification under Rule 466.